Exhibit 99.1

news release

Encana unlocks value from Montney midstream assets with innovative sale agreement

Calgary, Alberta (December 22, 2014) TSX, NYSE: ECA

Encana Corporation (“Encana”) announced today it has reached an agreement with Veresen Midstream Limited Partnership (“Veresen Midstream”), a 50/50 limited partnership of Veresen Inc. and affiliates of Kohlberg Kravis Roberts & Co. L.P. (“KKR”), under which Encana and Cutbank Ridge Partnership (“CRP”), a partnership between Encana and Cutbank Dawson Gas Resources Ltd., a subsidiary of Mitsubishi Corporation, will sell certain natural gas gathering and compression assets supporting Montney development in the Dawson area of northeastern British Columbia. Total cash consideration to Encana under the transaction is approximately C$412 million plus actual costs accrued in 2015.

“We are pleased to expand our relationship with Veresen, and now KKR, with what we believe is one of western Canada’s most innovative midstream service structures,” said Renee Zemljak, Executive Vice-President, Midstream, Marketing & Fundamentals with Encana. “We are unlocking value from our midstream infrastructure that we can redirect to strategic upstream opportunities while ensuring reliable, efficient midstream service to support our ongoing operations and development in the Montney.”

Veresen Midstream will provide gathering and compression services to Encana and the CRP under a fee-for-service arrangement in a dedicated area of mutual interest within the Montney. Veresen Midstream has agreed to undertake up to C$5 billion of new midstream expansion to support development within the Montney, which is a strategic growth asset for Encana. Encana, along with the CRP, plans to invest between US$600-700 million in the play in 2015.

The structure of the agreement reduces Encana’s commitments compared to the typical “take-or-pay” fee structure embedded in traditional midstream arrangements. In addition, it increases Encana’s financial flexibility and mitigates its exposure to long-term unutilized demand charges. Encana and its partner can make real-time decisions on expansions or delays of projects as necessary to align with its development plans and have the option to include processing as part of the service package.

Encana will continue to operate the related facilities and lead future infrastructure construction on behalf of Veresen Midstream, which will oversee all commercial and other ownership activities. The arrangement includes a competitive fee structure that delivers mutually attractive rates of return and provides Veresen Midstream the incentive to effectively control costs and aggressively pursue third-party opportunities in the basin.

The transaction includes the sale of existing infrastructure comprised of gas gathering and compression facilities located in the Dawson area, consisting of approximately 500 kilometres of pipeline and 675 million cubic feet per day of compression. The transaction is subject to regulatory approval and typical closing conditions, and is anticipated to close in Q1 2015.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of its and their subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the anticipated closing of, and closing date for the transaction described in this news release (the “Transaction”); future facilities operation and infrastructure construction; anticipated rates of return and incentives to control costs and pursue third-party opportunities in the basin; anticipated cost of new midstream expansions in the Montney region, including amounts to be funded by Veresen Midstream; Encana’s 2015 investment plans for the Montney region; anticipated reductions to commitment exposure under the Transaction as compared to typical long-term take-or-pay arrangements; and anticipated impacts on Encana’s financial flexibility.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; the risk that the Transaction may not be completed on a timely basis or at all; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; business interruption and casualty losses; counterparty risk; risk of downgrade in credit rating and its adverse effects; the timing and the costs of well, pipeline and facilities construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Director, Media Relations
(403) 645-2285	(403) 645-4747

Patti Posadowski	Doug McIntyre
Sr. Advisor, Investor Relations	Media Relations
(403) 645-2252	(403) 645-6553

SOURCE: Encana Corporation

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